Exhibit 12.5

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$31,581	$135,102
Add- Taxes based on income	17,739	71,980

Net income before income taxes	49,320	207,082
Add- fixed charges:
Interest on short-term and long-term debt (1)	21,877	39,981
Estimated interest cost within rental expense	505	966
Amortization of net debt premium, discount, and expenses	369	1,227

Total fixed charges	22,751	42,174

Earnings available for fixed charges	72,071	249,256

Ratio of earnings to fixed charges	3.16	5.91

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	436	872
Adjustment to pretax basis	245	464

	681	1,336

Combined fixed charges and preferred stock dividend requirements	$23,432	$43,510

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.07	5.72

(1)	Includes interest expense related to uncertain tax positions